EXHIBIT 99.6

                 CATEGORICAL STANDARDS OF DIRECTOR INDEPENDENCE

     Precision Drilling Corporation (the "Company") has adopted the following standards for determining if a director is independent:

     A director will not be considered independent if:

     1. he or she is an employee, or has an immediate family member that is an executive officer, of the Company, until three years after the end of such employment relationship, provided that employment as an interim Board Chair or Chief Executive Officer shall not disqualify a director from being considered independent following that employment;

     2. he or she receives, or has an immediate family member that receives, more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), until three years after he or she ceases to receive more than $100,000 per year in such compensation, provided that compensation received by a director for former service as an interim Board Chair or Chief Executive Officer, and compensation received by an immediate family member for service as a non-executive employee of the Company, need not be considered in determining independence under this test;

     3. he or she is affiliated with or employed by, or has an immediate family member that is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company, until three years after the end of the affiliation or the employment or auditing relationship;

     4. he or she is employed, or has an immediate family member that is employed, as an executive officer of another company where any of the Company's present executives serve on that other company's compensation committee, until three years after the end of such service or the employment relationship; or

     5. he or she is an executive officer or an employee, or has an immediate family member that is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, until three years after falling below such threshold.


      These standards shall be applied in a manner consistent with, and the definition of "immediate family member" shall be as set forth in, Section 303(A)(2)(b) of the rules of the New York Stock Exchange ("Section 303(A)(2)(b)"). A director that, under Section 303A(2)(b), is presumed not to be independent, is not considered independent.

      The ownership of stock in the Company by directors is encouraged, and the ownership of a substantial amount of stock is not in itself a basis for a director to be considered as not independent.